SEI Investments Distribution Co.
Computation of Net Capital
<u>December 31, 2017</u>   <u>**Schedule I**</u>

(in thousands of dollars)

Total ownership equity qualified for net capital		$	30,052
Subordinated debt allowable for net capital			—
Total capital and allowable subordinated liabilities			30,052

Deductions and/or charges

Total non-allowable assets from Statement of Financial Condition	$	14,270	
Additional charges for customers' and non-customers security accounts		3	
Aged fail-to-deliver			
Aged short security differences		—	
Secure demand note deficiency		—	
Commodity future contracts and spot commodities proprietary capital charges		—	
Deductions for accounts carried under 15c3-1(a)(6)(a)(7)(c)(2)(x)		—	
Total deductions and/or charges			14,273
Net capital before haircuts on securities positions			15,779

Haircuts on securities

Contractual securities commitments	—	
Subordinated securities borrowings	—	
Trading and investment securities		
Bankers acceptances, certificates of deposit and commercial paper	—	
U.S. and Canadian government obligations	30	
State and municipal government obligations	—	
Corporate obligations	—	
Stocks and warrants	—	
Options	—	
Arbitrage	—	
Other securities	165	
Other/list	—	
Total haircuts on securities		195
Net capital	$	15,584

Computation of Alternate Net Capital

Aggregate debit items		—
2% of aggregate debit items		—
Minimum dollar net capital requirement of reporting broker or dealer	$	250
Net capital requirement	$	250
Excess net capital	$	15,334
Percentage of net capital to aggregate debits		.00%
Percentage of net capital, after anticipated capital withdrawals, to aggregate debits		.00%
Net capital in excess of the greater of 5% of combined Aggregate debit items or 120% of minimum net capital requirement	$	15,284

The above computation does not materially differ from the computation for determination of Net Capital under Rule 15c3-1 in the amended FOCUS Report filed as of December 31, 2017.